September 24, 2025

Pierre Gravier
Chief Financial Officer
PTC Therapeutics, Inc.
500 Warren Corporate Center Drive
Warren, NJ 07059

        Re: PTC Therapeutics, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 27, 2025
            File No. 001-35969
Dear Pierre Gravier:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences